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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                         Commission File Number
                                                                ----------------

                          NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:   December 31, 1998
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

                            DIGITAL LIGHTWAVE, INC.
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Full Name of Registrant


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Former Name if Applicable

                              15550 LIGHTWAVE DRIVE
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Address of Principal Executive Office (STREET AND NUMBER)

                           CLEARWATER, FLORIDA 33760
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

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 Filing of the Form 10-K could not be completed by the filing date without unreasonable effort or expense due to delays in the final preparation of the Company's financial statements.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              STEVEN H. GRANT               727                442-6677
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?   [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the attached Exhibit 1 for a summary of the change in the results of operations
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                            DIGITAL LIGHTWAVE, INC.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   APRIL 1, 1998                 By   /s/ GERRY CHASTELET
    -----------------------------      ----------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25)of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).
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                                                                       EXHIBIT 1
SELECTED FINANCIAL DATA

The selected historical financial data presented below has been derived from financial statements of the company for periods presented, and respectively, are qualified by reference to, the audited financial statements of the Company and should be read in conjunction with those financial statements and notes thereto. All amounts are expressed in thousands except for per share data.


                                                                        YEARS ENDED DECEMBER 31,
                                                                ---------------------------------------
                                                                   1998          1997          1996
                                                                -----------   -----------   -----------
Consolidated Statement of
  Operations:
Sales.......................................................    $    24,191   $     9,081   $     6,044
Cost of goods sold..........................................          9,219         3,124         2,079
                                                                -----------   -----------   -----------
  Gross Profit..............................................         14,972         5,957         3,965
Operating expenses:
  Engineering and development...............................         14,335         5,342         2,403
  Selling and marketing.....................................         11,363         5,260         1,706
  General and administrative................................          7,223         3,812         1,380
  Reorganization charges(1).................................          1,018            --            --
  Litigation settlements(2).................................         11,500            --            --
                                                                -----------   -----------   -----------
          Total operating
            expenses........................................         45,439        14,414         5,489
                                                                -----------   -----------   -----------
Loss from operations........................................        (30,467)       (8,457)       (1,524)
Other income (expense)......................................            642         1,767          (584)
                                                                -----------   -----------   -----------
Net loss....................................................        (29,825)       (6,690)       (2,108)
                                                                ===========   ===========   ===========
Loss per share.............................................           (1.13)         (.25)         (.10)
                                                                ===========   ===========   ===========
Weighted average shares(3).................................      26,475,749    26,084,208    21,829,235
Consolidated Balance Sheet Data:
  Working capital (deficit)................................           2,267        32,495         2,349
  Total assets.............................................          27,558        44,361         6,374
  Total long-term debt.....................................             281            25           983
  Stockholders' equity
     (deficit).............................................          12,320        39,419         3,449

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(1) Includes a one-time expense of $1.0 million for reorganization charges associated with a streamlining of the Company's management and operating structure.
(2) Includes a charge of $8.5 million made in connection with the settlement of a class action legal proceeding and a one-time charge of $3.0 million made in connection with the settlement of the Haney litigation.
(3) On November 30, 1995, the Company purchased 19,215,686 shares of Common Stock from a former stockholder pursuant to an option granted to the Company by the former stockholder in February 1995.


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YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

  Net Sales

     Net sales include total revenues from customer purchases of Network Information Computers and, to a limited extent, Network Access Agents, net of accrual for product returns. Net sales for the year ended December 31, 1998 increased by $15.1 million, or 166%, to $24.2 million from $9.1 million in fiscal 1997. Sales to existing customers for the year represented 77% of sales, or $18.6 million as compared to 55% of sales, or $5.0 million for fiscal 1997. During fiscal 1998, the Company shipped 723 units of the Network Information Computer in varying configurations at an ASP of $33,459 compared with 275 units at an ASP of $33,022 for fiscal 1997.

     Sales to existing customers continue to represent a large portion of the Company's net sales. The Company believes repeat sales to an existing customer is an important measure of growing product acceptance in the highly concentrated telecommunications industry. While this longer-term trend may not continue, management believes that new product offerings including upgrades of existing products offer the Company's existing customers an opportunity to continue to extend the life of their initial investment in the Company's products.

  Cost of Goods Sold

     Costs of goods sold principally includes inventory, labor and overhead, management costs, facility rental and depreciation of equipment. Cost of goods sold for the year ended December 31, 1998 increased by $6.1 million to $9.2 million, or 38% of net sales, from $3.1 million, or 34% of net sales in fiscal 1997. The primary reason for the increase in cost of goods sold is the increase in the volume of units sold.

  Gross Profit

     Gross profit for the year ended December 31, 1998 increased by $9.0 million to $15.0 million from $6.0 million last year. As a percentage of sales, gross margin for the year ended December 31, 1998 decreased to 62% from 66% in 1997.

     The increase in gross profit is directly related to the increase in sales for the year ended December 31, 1998. Despite the increase in sales, gross margin percentages have decreased for the year. The primary reason for the decline is the relatively flat ASP burdened with a higher average cost per unit in 1998. The higher average cost per unit was affected by the introduction of the new OC-48 configuration which costs more to produce than the lower speed optical configurations and the sale of units produced in previous periods requiring additional labor and overhead costs in order to provide the customer with the most current configuration available.

  Engineering and Development

     Engineering and development expenses principally include compensation attributable to engineering and development personnel, depreciation of production assets, outside consulting fees and other development expenses. Engineering and development expenses for the year ended December 31, 1998 increased by $9.0 million to $14.3 million, or 59% of net sales, from $5.3 million, or 58% of net sales, last year.

     The increase is primarily related to the ongoing engineering and development efforts on products such as the Network Access Agents, and enhancements to the Company's Network Information Computers (most significantly, the OC-48 option). In addition, during the last two quarters of 1998, the Company incurred a significant level of overhead costs that could not be absorbed into inventory production due to a lower level of production activity during the last six months. Although the Company's efforts to lower overhead costs by reducing the number of manufacturing personnel were successful, some fixed costs such as facility rental and depreciation of production assets could not be reduced. Accordingly, a disproportionate share of overhead expenses could not be capitalized as part of inventory costs.

  Sales and Marketing

     Sales and marketing expenses principally include salaries and commissions paid on sales of products, travel expenses, tradeshow costs, and costs of promotional materials and customer incentives. Sales and marketing expenses for the year ended December 31, 1998 increased by $6.1 million to $11.4 million from $5.3 million last year. As a percentage of net sales, sales and marketing expenses in the year ended December 31, 1998 declined to 47%, from 58% in 1997. The dollar increase is directly related to a larger sales force, higher commissions resulting from the increased sales activity, and an increase in marketing related expenses.

  General and Administrative

     General and administrative expenses principally include professional fees, facility rentals, compensation, and information systems related to general management functions. General and administrative expenses for the year ended December 31, 1998 increased by $3.4 million to $7.2 million from $3.8 million last year. As a percentage of net sales, general and administrative expenses declined to 30%, from 42% in 1997. The dollar

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increase is primarily due to professional fees associated with outstanding litigation and various legal matters. These fees increased approximately $3.3 million for the year ended December 31, 1998.

  Reorganization Charges

     During the year ended December 31, 1998, the Company has actively pursued streamlining its management and operating structure. During the first quarter, the Company focused on its management structure and eliminated 20 positions which resulted in a one-time charge of approximately $1.0 million. In August 1998, the Company streamlined its operating structure by eliminating approximately 55 full-time positions which did not result in a material charge to earnings. The Company believes that these reductions in force did not materially affect the Company's ability to operate.

  Litigation Settlement

     The Company signed a memorandum of understanding and a Stipulation of Settlement for the settlement of class action complaints filed against it in U.S. District Court for alleged violations of federal securities laws. The settlement has resulted in a charge of approximately $8.5 million recorded during the second quarter of 1998. In addition, Dr. Bryan Zwan and the Company entered into an agreement to settle an action commenced by Hugh Brian Haney. Pursuant to that agreement, the action was dismissed with prejudice on November 13, 1998. The Company recorded a non-cash charge to earnings of approximately $2.5 million and a $0.5 million accrual of related legal expenses during the fourth quarter of 1998.

  Other Income (Expense)

     Other income for the year ended December 31, 1998 decreased by $1.1 million to $0.6 million from $1.7 million last year. The decrease is the result of the utilization of cash reserves to fund the Company's operations which caused a decrease in interest earned on invested cash balances.

  Net Loss

     Net loss for the year ended December 31, 1998 increased by $23.1 million to a net loss of $29.8 million or $1.13 per share, from a net loss of $6.7 million or $.25 per share in 1997. The increase in net loss for the year ended December 31, 1998 was adversely impacted by the charges of approximately $8.5 million to record the settlement of outstanding securities litigation, $3.0 million to record the settlement of the Haney litigation, $1.0 million to record the reorganization, $1.3 million in legal expenses, and $0.3 million of other special charges. Without these charges, the pro-forma net loss would have been $15.7 million or a loss of $.59 per share.



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